================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                    FOR THE PLAN YEAR ENDED DECEMBER 31, 2001
                    PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                             SAVINGS INVESTMENT PLAN
                            (FULL TITLE OF THE PLAN)

                    PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
                               1034 DANFORTH DRIVE
                            ST. LOUIS, MISSOURI 63102
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================================

                                   Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, Protein Technologies International, Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                    Protein Technologies International, Inc
                                    Savings Investment Plan

                                    Date: June 27, 2002

                                    BY /s/ James M. Fales
                                    ----------------------------------------
                                    James M. Fales
                                    Chief Financial Officer

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN
Table of Contents
--------------------------------------------------------------------------------

                                                                                       Page Number
                                                                                       -----------
Report of Independent Accountants                                                           1


Basic Financial Statements

    Statements of Net Assets Available for Benefits                                         2

    Statements of Changes in Net Assets Available for Benefits                              3

    Notes to Financial Statements                                                         4 - 7


Additional Information *

    Schedule I -   Schedule of Assets (Held at End of Year)                                 8

    Schedule II -  Schedule of Reportable Transactions (Nonparticipant-Directed
                   Transactions or Series of Transactions in Excess of 5% of Plan
                   Assets)                                                                  9

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of Protein Technologies International, Inc. Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Protein Technologies International, Inc. Savings Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 14, 2002

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                     As of December 31,
                                                  2001                2000
                                             -----------------------------------

Investments, at fair value
Registered investment companies:
    Vanguard 500 Index Fund                     $ 11,614,814*       $12,920,970*
    Vanguard Explorer Fund                         2,391,890          2,293,189
    Vanguard Federal Money Market Fund            10,752,729*        11,519,889*
    Vanguard International Growth Fund             1,543,581          2,086,225
    Vanguard Wellington Fund                       4,892,544*         4,455,059*
    Vanguard Windsor II Fund                       5,950,777*         5,973,253*
                                                -------------------------------
                                                  37,146,335         39,248,585
Vanguard Retirement Savings Trust                  1,494,840          1,055,487
Conoco Stock Fund                                    144,454            169,478
DuPont Stock Fund                                 10,637,844#         8,700,218#
Participant Loans                                  1,818,931          1,745,380
                                                -------------------------------
Net assets available for benefits               $ 51,242,404        $50,919,148
                                                ===============================


* Represents an investment that is 5% or more of net assets available for benefits.

# Represents a nonparticipant-directed investment that is 5% or more of net assets available for benefits. The accompanying notes are an integral part of the financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                            Year Ended December 31,
                                                         2001                     2000
                                                 -------------------------------------------
Additions
Investment income:
  Interest and dividend income, investments      $       1,508,288          $     2,342,278
  Interest income, participant loans                       153,643                  157,064
  Net depreciation in fair value
    of investments                                      (3,580,990)              (3,181,882)
                                                 -------------------------------------------
                                                        (1,919,059)                (682,540)
                                                 -------------------------------------------
Contributions:
  Employer                                               3,054,039                3,088,572
  Participant                                            4,554,818                5,441,906
                                                 -------------------------------------------
                                                         7,608,857                8,530,478
                                                 -------------------------------------------

    Total additions                                      5,689,798                7,847,938
                                                 -------------------------------------------

Deductions
Payment of benefits                                      5,348,755                3,083,937
Administrative expenses                                     17,787                   17,177
                                                 -------------------------------------------
    Total deductions                                     5,366,542                3,101,114
                                                 -------------------------------------------

Net increase                                               323,256                4,746,824

Net assets available for plan benefits:
  Beginning of year                                     50,919,148               46,172,324
                                                 -------------------------------------------
  End of year                                    $      51,242,404          $    50,919,148
                                                 ===========================================

The accompanying notes are an integral part of the financial statements.

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description of Plan

The following description of the Protein Technologies International, Inc. (the "Company") Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined-contribution plan covering all domestic regular full-time and part-time sales, administrative and clerical, production and maintenance employees of the Company. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company sold the Fiber Sales & Development Corporation division on August 25, 2000. The Company vested all employees from the sold division in the Plan.

The Plan is administered by the Company. Vanguard Fiduciary Trust Company ("VFTC") is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions
Each year, participants may contribute up to 12% of annual compensation on a pre-tax basis, or up to 10% of compensation on an after-tax basis with a combined total not to exceed 15% of compensation, subject to certain limits imposed by the Internal Revenue Service ("IRS") and the Plan terms. Contributions not exceeding 6% of the participant's compensation are matched 100% by the Company after one year of service. Such matching contributions are made to the DuPont Company Stock Fund (the "DuPont Stock Fund").

Participant accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings and charged with an allocation of any administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon occurs upon the participant's completion of five years of credited service. Effective January 1, 2002, vesting occurs upon the participant's completion of three years of credited service.

Participant Loans
Participants may borrow from their fund accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for principal residence loans. Loan repayments are made through a payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to VFTC, and in

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

Payment of Benefits
Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator. After-tax contributions and earnings thereon may be withdrawn at any time.

Forfeitures
Upon the participant's termination of employment, any Company matching contributions and earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures of $813 and $20,340 were used to offset Company contributions during the years ended December 31, 2001 and 2000, respectively. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $161,958 and $83,201, respectively.

Plan Termination
The Company may, by action of its Board of Directors, terminate the Plan. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.

Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Conoco and DuPont stock funds are valued at their year-end unit closing prices (defined as the year-end market price of the common stock plus the uninvested cash position). Participant loans are valued at cost, which approximates fair value.

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Note 3 - Nonparticipant-Directed Investments

Information about the components of the changes in net assets relating to the DuPont Stock Fund, a nonparticipant-directed investment, is as follows:

                                     Year ended December 31,

                                     2001              2000
                                  -----------      -----------
Changes in Net Assets:
  Interest and dividend income    $   284,277      $   180,988
  Net depreciation                 (1,018,143)      (1,701,507)
  Contributions                     3,876,917        3,819,047
  Distributions                    (1,086,677)        (418,367)
  Net transfers                      (114,349)         869,640
  Other                                (4,399)          (3,516)
                                  -----------      -----------

                                  $ 1,937,626      $ 2,746,285
                                  ===========      ===========


Note 4 - Investments

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                           Year Ended December 31,
                                             2001            2000
                                        -------------    ------------

Registered Investment Companies         $  (2,561,416)   $ (1,502,317)
Common Stock Funds                         (1,019,574)     (1,679,565)
                                        -------------    ------------

                                        $  (3,580,990)   $ (3,181,882)
                                        =============    ============



Note 5 - Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.
SAVINGS INVESTMENT PLAN

Notes to Financial Statements
--------------------------------------------------------------------------------

investments as defined by the Plan. E. I. du Pont de Nemours and Company ("DuPont"), as parent of the Company, is a related party to the Plan. The Plan offers the DuPont Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchange, the participants received an appropriate number of shares of Conoco common stock. Accordingly, the Conoco Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections. The balance of the Conoco Stock Fund was $144,454 and $169,478 at December 31, 2001 and 2000, respectively.

Note 6 - Plan Expenses

The Company pays a portion of expenses related to administering and operating the Plan. Loan fees are deducted annually from the accounts of participants with outstanding loan balances.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by letter dated April 24, 2000 that the Plan was qualified under Internal Revenue Code ("IRC")
Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 8 - Subsequent Event

Effective January 1, 2002, the name of the Plan was changed to "DuPont Protein Technologies Savings Investment Plan."

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.                              Schedule I
SAVINGS INVESTMENT PLAN
Schedule of Assets (Held at End of Year)
As of December 31, 2001
--------------------------------------------------------------------------------

Protein Technologies International, Inc. Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line i

  Identity of Issue                                                                Investment Type       Current Value
----------------------------------------------------------------------------------------------------------------------
* Vanguard 500 Index Fund                                              Registered Investment Company    $   11,614,814

* Vanguard Explorer Fund                                               Registered Investment Company         2,391,890

* Vanguard Federal Money Market Fund                                   Registered Investment Company        10,752,729

* Vanguard International Growth Fund                                   Registered Investment Company         1,543,581

* Vanguard Wellington Fund                                             Registered Investment Company         4,892,544

* Vanguard Windsor II Fund                                             Registered Investment Company         5,950,777

* Vanguard Retirement Savings Trust                                    Common/Collective Trust               1,494,840

* Conoco, Inc.                                                         Common Stock                            144,454

* E. I. du Pont de Nemours and Company, Inc.**                         Common Stock                         10,637,844

  Protein Technologies International, Inc. Savings Investment Plan     Participant Loans (7.0%-10.5%)   $    1,818,931
                                                                                                        --------------

Total assets held for investment purposes                                                               $   51,242,404
                                                                                                        ==============

* Party in Interest

** A nonparticipant-directed investment, for which cost is $12,502,443

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.                             Schedule II
SAVINGS INVESTMENT PLAN
Schedule of Reportable Transactions *
Year Ended December 31, 2001
--------------------------------------------------------------------------------

Protein Technologies International, Inc. Savings Investment Plan, EIN 43-0470580

Attachment to Form 5500, Schedule H, Part IV, Line j

                     Description of Asset (include                                                 Current Value of
  Identity of Party  interest rate and maturity in                              Historical Cost of    Asset on       Historical Gain
       Involved           the case of a loan)      Purchase Price Selling Price       Asset          Transaction         (Loss)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group         DuPont Stock Fund         5,436,457                                        5,436,457
The Vanguard Group         DuPont Stock Fund                       2,480,688        2,752,548         2,480,688      $  (271,860)


* Nonparticipant-directed transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.